November 7, 2024

Adam Ansaldi
President
SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, New York 10167

       Re: SG Commercial Mortgage Securities, LLC
           Registration Statement on Form SF-3
           SF-3 filed October 11, 2024
           File No. 333-282604
Dear Adam Ansaldi:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Summary, page 47

2. We note your disclosure of various types of shortfalls in available funds which will reduce distribution to the classes or certificates or trust components with the lowest payment priorities, including shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement. Please identify for us which provisions in the pooling and
 November 7, 2024
Page 2

       servicing agreement would entitle parties to the pooling and servicing agreement to be indemnified by the issuing entity. Further, please tell us whether these provisions would entitle these parties to indemnification related to the asset review or dispute resolution provisions required by General Instruction I.B.1 of Form
SF-3.
Risk Factors
Cyberattacks or Other Security Breaches Could Have a Material Adverse Effect on the
Business of the Transaction Parties, page 65

3.     We note your disclosure sets forth an example that,    hackers recently
engaged in
       attacks against organizations that are designated to disrupt key
business services.    As
       a result,    There can be no reassurance that the sponsors, the master
servicers, the
       special servicer, the borrowers or the other transaction parties will not suffer any such
       losses in the future.    Please revise to explain the relevancy of these
attacks or provide
       further detail.
Concentration Based on Property Type, Geography, Related Borrowers and Other Factors
May Disproportionately Increase Losses, page 93

4. We note your disclosure explaining that the effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for
       disproportionately large percentage of the pool   s aggregate principal
balance. In an
       appropriate section, please provide bracketed disclosure stating that if 10% or more of the pool in any one state or other geographic region is present, then you will describe any economic or other factors specific to such state or region that may materially impact the pool asset or pool asset cashflows. Refer to Item 1111(b)(14) of Regulation
       AB.
Underwritten Net Cash Flow Could Be Based on Incorrect or Flawed Assumptions, page 108

5. We note this risk factor references another risk factor titled "-Special Risks-Current
       Coronavirus Pandemic Has Adversely Affected the Global Economy..." We also note the same reference in the risk factor that follows. We could not locate this risk factor.
       Please revise to delete this cross reference.
[Qualifying CRE Loans, page 271

6. Your disclosure refers to certain credit risk requirements under Regulation RR of the
       Securities Act.    Please revise to reflect that Regulation RR is
promulgated under the
       Securities Exchange Act.
Mediation and Arbitration Provision, page 418

7. We note your disclosure that any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses. Please tell us how this disclosure complies with General
       Instruction I.B.1(c)(B) of Form SF-3 which requires certain provisions for how expenses should be allocated or revise.
 November 7, 2024
Page 3

Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding, page 425

8. We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.
Pending Legal Proceedings Involving Transaction Parties, page 451

9.     We note your disclosure that    the sponsors have been involved in, and
are currently
       involved in, certain litigation or potential litigation, including actions relating to
       repurchase claims.    Please revise to reflect that you will update this
disclosure at the
       time of an offering.
Part II- Information Not Required in Prospectus
Item 14. Exhibit, page II-2

10. Please revise footnote 7 to provide the complete file number of the Form SF-3 that you are incorporating by reference.
11.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Rolaine Bancroft at 202-551-3313
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance